Exhibit 99.1

Sharon AI Reports Second Quarter 2026 Results

Total contract value reaches ~$8.8bn

Six-year strategic NVIDIA compute collaboration

Secured AI Factory capacity increases by 80MW to 212MW

NEW YORK, August 6, 2026 – Sharon AI Holdings Inc. (NASDAQ: SHAZ) and its subsidiaries (“Sharon AI” or “the Company”), a leading Australian Neocloud, today reported its financial and operational results for the second quarter ended June 30, 2026.

All amounts are in U.S. dollars unless otherwise indicated.

Second Quarter 2026 Highlights

●	Customer Momentum

○	$4.9bn, six-year strategic compute collaboration with NVIDIA for up to 40,000 GB300 GPUs
○	$950m, five-year, take-or-pay contract with a global technology company with major Asia-pacific presence

●	Capacity and Platform

○	Expanded VAST Data partnership: 600PB VAST AI Operating System deployed as the foundational data layer, sized to support ~100,000 GPUs

●	Balance Sheet and Capital

○	Well funded for the near-term build-out following the $1.6bn oversubscribed private placement, $350m convertible notes offering, and the accelerated receipt of $74m in proceeds from the divestment of Texas Critical Data Centers (“TCDC”)

●	Leadership and Governance

○	Appointed Andrew Penn AO as Non-Executive Chairman

Second Quarter 2026 Financial Results

●	Revenue: $1.9m, an increase of 412% from 2Q 2025
●	Net income (loss): $(430.4m), including non-cash items totaling $423.8m, primarily reflecting a $400.4m fair value loss on convertible notes resulting from share price appreciation, compared to a net loss of $(2.6m) in 2Q 2025.
●	Adjusted EBITDA[1]: $0.6m, compared to $(1.7m) in 2Q 2025
●	Cash and cash equivalents: $1.9bn at June 30, 2026
●	Total Contract Value (“TCV”)[2]: $8.8bn as of August 6, 2026

1Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” and reconciliation tables.

2TCV represents the aggregate estimated contractual committed spend under customer contracts in effect as of the measurement date, for the contractual term. TCV is an operating metric and does not represent revenue recognized in accordance with U.S. GAAP. TCV excludes contracts that are not legally binding and is subject to change based on contract modifications, terminations, and other factors.

Management Commentary

“In the second quarter, we established the commercial, infrastructure, and capital foundations for Sharon AI’s next phase of growth at scale,” said James Manning, Co-Founder and Chief Executive Officer of Sharon AI. “Customer engagement continues to broaden and deepen, reflecting strong demand for secure, high-performance AI infrastructure and a growing recognition that access to power, compute and data sovereignty will be critical constraints as AI adoption accelerates.

“Our focus is on converting that demand and our contracted commitments into durable revenue growth and long-term shareholder value through disciplined execution. We are on track to bring contracted capacity online in accordance with our deployment schedule, while maintaining a thoughtful approach to capital allocation and pace of expansion. Revenue is expected to ramp materially from the third quarter of 2026 through 2027. With an experienced leadership team backed by deep technical and operating expertise across the business, a best-in-class partner ecosystem and a strengthened balance sheet, we believe Sharon AI is well positioned to become a leading sovereign AI infrastructure platform across Australia, New Zealand, and the broader Asia-Pacific region.”

Subsequent Highlights

In the third quarter 2026 to-date, the Company has announced:

●	$1.32bn, five-year, take-or-pay contract with a global AI lab, anchoring Sharon AI’s expansion to New Zealand
●	Additional 80MW of capacity, bringing total capacity to 212MW, for deployment in 2026 and 2027, underpinned by a growing pipeline of additional capacity
●	$373m, five-year, take-or-pay contract with a global AI platform for a deployment of 2,048 NVIDIA B300 GPUs
●	64,000+ NVIDIA GPUs expected to be deployed by mid 2027
●	Anuj Goel as Chief Financial Officer and Melissa Anastasiou as Chief Legal Officer

2Q 2026 Results Conference Call & Webcast

Date & Time: Thursday, August 6, 2026, 4:30 p.m. ET

Webcast: Use this link

U.S. Dial-in: 888-506-0062

International Dial-in: +1-973-528-0011

Conference ID: 376509

A replay of the webcast will be available at sharonai.com/investors following the event.

About Sharon AI

Sharon AI (NASDAQ: SHAZ) is a leading Australian neocloud expanding access to artificial intelligence through trusted, secure and sovereign AI infrastructure. Through its AI Factory platform and colocation partners, Sharon AI enables organisations across Australia, New Zealand, and globally to confidently build, train and deploy AI at scale. For more information, visit www.sharonai.com.

Disclosure Information

Sharon AI primarily uses its Investor Relations page (https://sharonai.com/investors/) to disclose material non-public information and to comply with its disclosure obligations under Regulation FD. The Company also notes that, at times, it uses other communication mediums including, but not limited to, its X account (sharon__ai) and/or LinkedIn account (sharon-AI) to disseminate information about the Company, and can be additional sources of information outside press releases, regulatory filings with the SEC and any other conference calls, webcasts, investor days, etc. that the company may hold.

Forward-Looking Statements

This press release may contain, and our officers and representatives may from time to time make, “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which are not historical facts, and which are not assurances of future performance. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “strategy,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions or references to future periods. Forward-looking statements in this release include specific statements regarding the intended use of proceeds. Examples of such forward-looking statements include but are not limited to express or implied statements regarding Sharon AI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding:

●	Service and product offerings;
●	Receipt and use of proceeds;
●	The deployment of assets and expansion of network procurement;
●	Sharon AI’s ability to engage with additional potential customers;
●	Expansion of Sharon AI’s data center footprint and capacity; and
●	The strengthening of Sharon AI’s partner network.

In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results to differ materially from these forward-looking statements include, among others, all of the risks described in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the SEC and other reports subsequently filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available at www.sec.gov.

The forward-looking statements and other information contained in this news release are made as of the date hereof and Sharon AI does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Financial Measures

This press release includes “Adjusted EBITDA,” which is a non-GAAP financial measure. The Company defines Adjusted EBITDA as net income (loss) adjusted to exclude: (i) interest expense (income), net; (ii) income tax expense (benefit); (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) fair value adjustments on convertible notes; and (vi) other non-cash or non-recurring items that management does not consider indicative of the Company’s ongoing operating performance. Adjusted EBITDA is not a substitute for net income (loss) or any other measure of financial performance prepared in accordance with U.S. GAAP and may not be comparable to similarly titled measures used by other companies. Management believes Adjusted EBITDA is useful to investors because it provides a supplemental measure of the Company’s core operating performance by excluding the effects of capital structure decisions (such as interest expense and fair value changes on convertible notes), non-cash charges (such as depreciation, amortization and stock-based compensation), and tax impacts that can vary significantly between periods and across companies. Management uses Adjusted EBITDA to evaluate the Company’s performance, compare performance across periods, and assist in the allocation of resources. Investors are cautioned that Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP.

A reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP financial measure is included in the tables accompanying this press release. To the extent the Company provides forward-looking Adjusted EBITDA guidance in connection with this release or the related earnings call, a reconciliation of such forward-looking non-GAAP measure to the most directly comparable U.S. GAAP measure may not be available without unreasonable effort due to the inherent difficulty in forecasting and quantifying certain amounts, including but not limited to fair value adjustments on convertible notes, stock-based compensation expense, and other non-cash or non-recurring items, the timing and magnitude of which may be significant.

Contacts

Media

media@sharonai.com

Investors

investors@sharonai.com

CONSOLIDATED CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2026	2025
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$1,861,347,822	$71,073,024
Trade and other receivables	28,458,817	749,677
Convertible note proceeds receivable	-	15,171,072
Assets held for sale	1,170,289	1,135,490
Other current assets	47,196,444	288,191
Total current assets	1,938,173,372	88,417,454
Property and equipment, net	26,323,307	15,207,775
Right of use assets, net	6,889,203	7,140,877
Equipment, software and lease prepayments	302,647,678	-
Certificates of deposits	12,748,105	915,397
Other long-term assets	16,512,329	3,414,432
Goodwill	18,044,215	18,044,215
TOTAL ASSETS	$2,321,338,209	$133,140,150
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Trade and other payables	$32,407,955	$3,433,320
Customer deposits	143,879,911	-
Warrant liability	6,145,450	890,000
Note payable	-	2,254,968
SAFE note liability	6,025	-
Convertible notes	1,006,535,059	129,017,286
Finance lease liabilities, current portion	1,176,406	1,072,820
Other current liabilities	-	2,701,932
Total current liabilities	1,190,150,806	139,370,326
Finance lease liabilities, non-current	3,640,024	3,918,081
TOTAL LIABILITIES	1,193,790,830	143,288,407
Stockholders’ equity (deficit):
Common Stock- Class A ($0.001 par value, 900,000,000 shares authorized; 35,667,164 and 11,832,164 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	3,567	1,183
Common Stock- Class B ($0.0001 par value, 6,891,948 shares authorized; 136,341 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	14	14
Additional paid-in capital	1,624,995,090	33,861,613
Accumulated deficit	(491,747,880)	(43,529,190)
Accumulated other comprehensive loss	(3,418,013)	(372,992)
Noncontrolling interest	(2,285,399)	(108,885)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	1,127,547,379	(10,148,257)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,321,338,209	$133,140,150

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenue	$1,931,381	$376,984	$2,225,396	$702,077
Cost of revenue	761,755	398,266	1,287,572	711,648
Gross profit (loss)	1,169,626	(21,282)	937,824	(9,571)
Share-based compensation	2,670,588	489,345	3,052,746	956,968
Selling, general and administrative expenses	8,685,424	1,083,093	12,700,643	2,090,523
Other expenses	14,597,792	1,169,712	12,787,838	1,676,132
Other income	-	(153,199)	-	(961,713)
Loss from operations	(24,784,178)	(2,610,233)	(27,603,403)	(3,771,481)
Non-operating income (expense), net:
Change in fair value of digital assets	-	(62,657)	-	(391,090)
Change in fair value of warrant liabilities	(6,138,775)	-	(5,255,450)	-
Change in fair value of convertible notes	(400,440,855)	-	(470,668,608)	-
Change in fair value of share-based payment	334,502	-	334,502	-
Gain on investment in NUAI shares	6,493,245	-	4,984,130	-
Gain on sale of investment in TCDC	856	-	65,920,568	-
Interest income (expense), net	(4,527,540)	(43,521)	(3,267,654)	(55,912)
Loss before income taxes	(429,062,745)	(2,716,411)	(435,555,915)	(4,218,483)
Income tax (expense) benefit	(1,305,951)	127,579	(14,824,603)	190,161
Net loss	(430,368,696)	(2,588,832)	(450,380,518)	(4,028,322)
Net loss attributable to non-controlling interest	(2,065,770)	(12,426)	(2,161,826)	(19,336)
Net loss attributable to SharonAI Holdings Inc.	$(428,302,926)	$(2,576,406)	$(448,218,692)	$(4,008,986)
Net loss per share, basic and diluted	$(26.16)	$(2.41)	$(27.38)	$(3.76)
Weighted-average number of shares outstanding	16,370,481	1,067,213	16,370,481	1,067,213

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended
	June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period, including noncontrolling interest	$(450,380,518)	$(4,028,322)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	3,199,299	803,955
Share based compensation	3,052,746	956,968
Change in fair value of digital assets	-	391,090
Intangible assets (FIL) revenue	-	(130,154)
Intangible assets (FIL) cost of revenue	-	138,070
Accelerated amortization of Intangible assets	-	1,650,000
Deferred tax liability	-	89,050
Unrealized (gains) losses on foreign currency exchange	11,122,667	(731,755)
Change in fair value of warrant liability	5,255,450	-
Change in fair value of convertible notes	470,668,608	-
Gain (loss) on investment in NUAI shares	(4,984,130)	-
Gain on sale of investment in TCDC	(65,920,568)	-
Interest income on convertible note receivable	(1,342,466)	-
Gain on sale of property and equipment	-	(961,713)
Bad debt expense	-	76,748
Changes in assets and liabilities:
Trade and other receivables	(26,712,905)	932,259
Customer deposits	143,879,911	-
Other current assets	(95,762,765)	(24,689)
Other long-term assets	(2,212,252)	9,355
Trade and other payables	24,231,858	(879,313)
Income tax payable	7,803,779	-
Interest received from convertible note receivable	1,342,466	-
Net cash provided by (used in) operating activities	23,241,180	(1,708,451)
CASH FLOWS FROM INVESTING ACTIVITIES
Advance payments for property and equipment	(310,665,524)	-
Purchase of certificates of deposit	(11,804,654)	-
Payment for the purchase of property and equipment	(12,541,952)	(37,343)
Payment for land purchase	(3,136,000)	-
Cash proceeds from sale of TCDC investment	9,850,000	-
Proceeds from sale of NUAI Shares	14,984,130	-
Proceeds from convertible note receivable	50,000,000	-
Proceeds from sales of digital assets	-	93,051
Net cash provided by (used in) investing activities	(263,314,000)	55,708
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	586,858,433	-
Cash received from convertible note issuance	1,065,636,015	-
Issuance costs related to capital raise	(43,500,602)	-
Proceeds from exercise of warrants	370	-
Proceeds from issuance of pre-funded warrants	438,141,548	-
Payment for lease liabilities	(712,210)	(284,491)
Repayment of note payable	(2,249,124)	-
Net cash provided by (used in) financing activities	2,044,174,430	(284,491)
Effect of exchange rate changes on cash and cash equivalents	(13,826,812)	(81,793)
Net cash increase/(decreases) in cash and cash equivalents	1,790,274,798	(2,019,027)
Cash and cash equivalents at beginning of period	71,073,024	4,424,805
Cash and cash equivalents at end of period	$1,861,347,822	$2,405,778

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

(Unaudited)

	For the Three Months Ended
	June 30,
$ in thousands	2026	2025
Net loss	$(430,369)	$(2,589)
+ Income tax expense (benefit)	1,306	(128)
+ Net interest expense (income)	4,528	44
+ Depreciation	1,881	439
EBITDA	(422,654)	(2,234)
+ Share-based compensation	2,671	489
+ Change in fair value of convertible notes	400,441	-
+ Change in fair value of warrant liabilities	6,139	-
+ Change in fair value of digital assets	-	63
+ Unrealized Foreign currency gain	14,329	-
+ Change in fair value of share-based payment	(335)	-
Adjusted EBITDA (Non-GAAP)	$591	$ (1, 682)